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                           February 22, 2024

       Daniel Roberts
       Co-Chief Executive Officer and Director
       Iris Energy Ltd
       122 E. 42 nd Street, 18 th Floor
       New York, NY 10168

                                                        Re: Iris Energy Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2024
                                                            File No. 333-277119

       Dear Daniel Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at 202-551-3234 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Crypto Assets
       cc:                                              Marcel Fausten